September 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jeffrey Kauten

Re:	Cloudflare, Inc.
Registration Statement on Form S-1
File No. 333-233296

Acceleration Request
	Requested Date:	Thursday, September 12, 2019
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between September 3, 2019 and September 9, 2019 at 5:00 p.m., Eastern Daylight Time, approximately 8,453 copies of the Preliminary Prospectus of Cloudflare, Inc., a Delaware corporation (the “Registrant”), dated September 3, 2019, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on September 12, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

* * * *

Sincerely,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
Name:	William D. Connolly III
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
Name:	Daniel Tay
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name:	Lucy Wang
Title:	Executive Director

cc:	Matthew Prince, Chief Executive Officer
Thomas Seifert, Chief Financial Officer
Douglas Kramer, General Counsel
Cloudflare, Inc.

Gordon Davidson, Esq.
James Evans, Esq.
Ran Ben-Tzur, Esq.
Fenwick & West LLP

Steven Bochner, Esq.
Allison Spinner, Esq.
Bryan King, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.